WHEELER REAL ESTATE INVESTMENT TRUST, INC.

2529 Virginia Beach Blvd.

Virginia Beach, Virginia 23452

(757) 627-9088

July 8, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Catherine De Lorenzo
Office of Real Estate & Construction

Re:	Request for Acceleration of Effectiveness of Wheeler Real Estate Investment Trust, Inc.’s Registration Statement on Form S-11 (File No. 333-280643) initially filed on July 1, 2024.

Dear Ms. De Lorenzo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wheeler Real Estate Investment Trust, Inc. hereby requests that the effectiveness of the Registration Statement on Form S-11 (File No. 333-280643) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on July 9, 2024 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please call Daniel P. Raglan of Cadwalader, Wickersham & Taft LLP at (212) 504-6790 if you have any questions regarding this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Ross Barr
Ross Barr, General Counsel

cc:	Daniel P. Raglan, Cadwalader, Wickersham & Taft LLP